21002242

SI
Mail Processing
Section
MAR 02 2021

IISSION

FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 02 2021
Washington DC
416

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SEC FILE NUMBER
8-48431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edelman & Co., LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

627 E. Bay Point Road
(No. and Street)

Milwaukee (City) Wisconsin (State) 53217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Edelman 414 228-9314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Edelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edelman & Co., LTD, as of February 24, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LACEY M. TOMCZUK NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edelman & Co., LTD

Report on Audit of Financial Statements

December 31, 2020

THOMAS FAUST, CPA
Certified Public Accountant

EDELMAN & CO., LTD.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Edelman & Co., LTD

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Edelman & Co., LTD, as of December 31, 2020, the related statements of changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Edelman & Co., LTD as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edelman & Co., LTD's management. My responsibility is to express an opinion on Edelman & Co., LTD's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Edelman & Co., LTD, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Edelman & Co., LTD,'s financial statements. The supplemental information is the responsibility of Edelman & Co., LTD's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 17, 2021

EDELMAN & CO., LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	115,199
Prepaid expenses		1,113
Accounts receivable from stockholder		-
Deferred Tax Asset		553
TOTAL ASSETS		116,865

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		2,174
Accrued income tax		442
Accrued SEP contribution		-
TOTAL LIABILITIES		2,616
STOCKHOLDERS' EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding		15,000
Retained earnings		99,249
TOTAL STOCKHOLDER'S EQUITY		114,249
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	116,865

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Fees revenue	$	200,000
Other revenue		5,541
TOTAL REVENUE		205,541
EXPENSES		
Officer compensation and benefits		136,026
Communications and data processing		15,346
Administrative expenses		28,562
Legal and professional fees		23,436
SEP retirement contributions		-
TOTAL EXPENSES		203,370
OTHER INCOME		
Gain on extinguishment of debt		20,833
Net Income before income taxes		23,004
Income tax expense		1,508
NET INCOME	$	21,496

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Capital Stock	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 15,000	$ 77,753	$ 92,753
Stock Issue	-	-	-
Net Income	-	21,496	21,496
BALANCE AT END OF YEAR	$ 15,000	$ 99,249	$ 114,249

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

EDELMAN & CO., LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	21,496
Adjustments to reconcile net income to net cash provided by		
(used in) operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		13,683
Accounts receivable form stockholder		3,500
Prepaid income tax		1,066
Increase (decrease) in operating liabilities:		
Income tax payable		(1,636)
Accounts payable		1,831
Accrued expenses		(50,000)
Net Cash (Provided by) Operating Activities		(10,060)
NET INCREASE IN CASH		(10,060)
CASH AT BEGINNING OF THE YEAR		125,259
CASH AT END OF THE YEAR	$	115,199

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$	2,078
Cash Paid During the Year for: Interest	$	-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Edelman & Co., Ltd. (the Firm) was formed on November 15, 1994 as a Corporation in the state of Wisconsin. The Firm is engaged in financial consulting on corporate mergers and acquisitions.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2020.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. Management provides for probable uncollectible accounts through a charge to earnings and a valuation allowance.

f. Revenue Recognition—The Firm recognizes income upon the completion of the consulting engagement. All revenue for 2020 is from success fees with no retainers and there were no open contracts at December 31, 2020.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize when the performance obligation is met

g. Income Taxes – Income taxes are calculated on taxable earnings at applicable rates. Taxable earnings may vary from financial statement earnings because income tax returns are filed on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns.

   The firm's federal and state income tax returns for 2016 through 2020 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 2: EMPLOYEE BENEFIT PLANS

The Firm has established a simplified employee pension plan (SEP). Contributions paid each year may not exceed 25% of the employee earnings. There were $0 of contributions for 2020.

The Firm has a medical and dental expense reimbursement plan that reimburses employees for payment of health insurance premiums and medical and dental expenses.

NOTE 3: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2020, the Firm's net capital was $112,583 which was $107,583 in excess of its minimum net capital requirement.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm uses office space located in the residence of the Firm's sole stockholder. The Firm is not charged for use of this space.

NOTE 5: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2020, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 6: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 7: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2020. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EDELMAN & CO., LTD.
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2020

Total ownership equity from Statement of Financial Condition	$	114,249
less nonallowable assets from Statement of Financial Condition		(1,666)
Net capital before haircuts on securities positions		112,583
Haricuts on securities		-
Net Capital		112,583
Aggregate indebtedness		2,616
Net capital required based on aggregate indebtedness (6-2/3%)		174
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess Net Capital		107,583
Total aggregate indebtedness		
(a) - 10% of total aggregate indebtedness		262
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	106,583
Percentage of Aggregate Indebtedness to Net Capital		2.32%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2020, there were no material differences between net capital calculated above and the net capital as reported on the Firm's most recently filed Part IIA FOCUS report.

EDELMAN & CO., LTD
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Edelman & Co., LTD is exempt from Rule 15c3-3 under the provision as a Non-Covered Firm.

EDELMAN & CO., LTD
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Edelman & Co., LTD is exempt from Rule 15c3-3 under the provision as a Non-Covered Firm.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Edelman & Co., LTD

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Edelman & Co., LTD, identified the following provisions 17 C.F.R. § 15c3-3(k) under which Edelman & Co., LTD claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: Non-Covered Firm, and (2) Edelman & Co., LTD stated that they have met the exemption provision throughout the most recent fiscal year ended December 31, 2020 without exception. Edelman & Co., LTD's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
February 17, 2021

Edelman & Co., Ltd.

February 11, 2021

To Whom it May Concern:

Edelman & Co., LTD is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, states the following:

(1) Edelman & Co., LTD does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) Edelman & Co., LTD is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Edelman & Co., LTD limits its business activities exclusively to: selling tax shelters or limited partnerships in primary distributions; selling tax shelters or limited partnerships in the secondary market; private placements of securities; selling interests in mortgages or other receivables; investment banking; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Edelman & Co., LTD has met this exemption provision throughout the most recent fiscal year ended December 31, 2020 without exception.

Very truly yours,

Robert H. Edelman
President

333 West Brown Deer Road Box 152 • Milwaukee, WI 53217
Telephone 414 228-9314 • E-mail rhe@edelmancoltd.com
Established 1994